SHORT-TERM OPPORTUNITY FUND I LP

October 16, 2008

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:          Behringer Harvard Short-Term Opportunity Fund I LP
Form 10-K for the year ended 12/31/07
Filed on 3/31/2008
File No. 000-51291

Dear Ms. LaMothe:

On behalf of Behringer Harvard Short-Term Opportunity Fund I LP (the “Fund”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Fund’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), as set forth in the Commission’s letter dated October 2, 2008.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  The Fund responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.             Please confirm that your accounting policy for recognizing revenue for your condominium sales considers the guidance in EITF 06-8.  In addition, tell us what consideration was given to expanding your disclosures in future filings.

Response:  Our accounting policy regarding the recognition of revenue from the sale of condominiums considers the guidance provided by EITF 06-8, Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums.  The scope of the EITF is limited to the pre-sale activities of individual units in a condominium project that is under construction.  Based on our assessment of condominium projects and related pre-sale activity in accordance with the guidance in paragraph 37 of SFAS 66, Accounting for Sales of Real Estate, as amended by EITF 06-8, we have not recorded any sales under the percentage of completion method.  As required by the guidance we have recorded any funds received prior to the completion of construction as a deposit on our balance sheet.  We will expand our disclosure within our accounting policy on revenue recognition beginning with our

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current report on Form 10-Q for the quarter ended September 30, 2008 to include the fact that amounts received prior to closing on sales of condominiums are recorded as deposits in our financial statements.

Note 11 – Real Party Arrangements, pages F-18 - F-20

2.             We note Behringer Holdings forgave $7.5 million of principal borrowings and accrued interest.  You have recorded this forgiveness on your consolidated statements of operations.  Given this forgiveness of debt was with a related entity, please explain how you considered footnote 1 of paragraph 20 of APB 26 in determining that this forgiveness was not in essence a capital transaction.

Response:  In our process of accounting for the forgiveness of the note payable, we considered the guidance in APB Opinion No. 26, Early Extinguishment of Debt, footnote 1 to paragraph 20.  This guidance suggests that extinguishment transactions between related entities may be in essence capital transactions, although the guidance does not establish a bright-line rule in this regard.  The fact that Behringer Harvard Holdings, LLC, the lender, has no further claims or rights to the net assets of the registrant coupled with our assessment of the registrant’s ability to derecognize the liability in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, led us to the conclusion that there are no on-going benefits to the lender that would be akin to an equity stake in the registrant.  While the lender is an affiliate of the registrant’s general partner, Behringer Advisors II LP, the lender is not a limited partner in the registrant and does not have any rights or abilities to receive assets or equity as part of the extinguishment of debt.  As a result of our analysis of the transaction, management does not believe this was in essence a capital contribution to the registrant.

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The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD SHORT-TERM OPPORTUNITY FUND I LP

By:	Behringer Harvard Advisors II LP
Co-General Partner

	By:	/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer